[redacted]

OD 9/11/13

SECURI 13014450 SION

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SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2013 WASH. D.C. 193

RECEIVED 2013 AUG 28 PM 3:03 SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Ste 5005
(No. and Street)

New York	NY	10168-4700
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Ruyak 571-357-6607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 9/20/13 KW 9/20/13

OATH OR AFFIRMATION

I, Gregg Ruyak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management US Corp, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Fin-Op

Title

ROBIUL ISLAM
NOTARY PUBLIC 7085034
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES 11-30-2015

Notary

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
JUNE 30, 2013

CONTENTS

SCHWARTZ & COMPANY, LLP

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (a wholly owned subsidiary of Ashmore Investments (UK) Limited) (the "Company") as of June 30, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashmore Investment Management (US) Corporation as of June 30, 2013, and the results of its operations, changes in its stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Schwartz & Company, LLP

Bellmore, New York
August 26, 2013

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Current assets	
Cash	$ 1,688,793
Receivable from affiliates	5,383,399
Prepaid expenses	50,789
Other fees receivable	13,396
Total current assets	7,136,377
Property and equipment, net of accumulated depreciation of $70,922	84,587
Goodwill	5,817,164
Total assets	$ 13,038,128

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued expenses	$ 1,658,378
Stockholder's equity	
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding	60
Additional paid-in capital	10,337,478
Retained earnings	1,042,212
Total stockholder's equity	11,379,750
Total liabilities and stockholder's equity	$ 13,038,128

See accompanying notes and auditor's report

SCHWARTZ & COMPANY, LLP

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2013

Revenue	$ 6,320,006
Operating expenses	
Employee and related expenses	4,037,333
Occupancy	181,219
Professional and consulting	151,769
General and administrative	352,681
Broker fees	116,812
Dues and subscriptions	112,098
Licenses and permits	97,670
Travel and entertainment	504,120
Depreciation	35,263
Total operating expenses	5,588,965
Income from operations	731,041
Other income (expense)	
Interest income	769
Total other income (expense)	769
Income before tax expense	731,810
State and local tax expense	31,944
Net income	$ 699,866

See accompanying notes and auditor's report

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2012, as previously reported	6,022	$ 60	$ 7,145,916	$ 474,356	$ 7,620,332
Prior period adjustments (Note 11)	-	-	1,529,018	(132,010)	1,397,008
Balance - July 1, 2012, as restated	6,022	60	8,674,934	342,346	9,017,340
Restricted share awards	-	-	1,662,544	-	1,662,544
Net income	-	-	-	699,866	699,866
Balance - June 30, 2013	6,022	$ 60	$ 10,337,478	$ 1,042,212	$ 11,379,750

See accompanying notes and auditor's report

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

Cash flows from operating activities:	
Net income	$ 699,866
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	35,263
Restricted share awards	1,662,544
Prior period adjustments (Note 11)	1,397,008
(Increase) decrease in assets:	
Receivable from affiliates	(1,228,589)
Prepaid expenses	(16,687)
Other fees receivable	(10,949)
Increase (decrease) in liabilities:	
Accrued expenses	(1,831,680)
Net cash provided by operating activities	706,776
Cash flows from investing activities:	
Purchase of property and equipment	(3,911)
Net cash used in investing activities	(3,911)
Net increase in cash	702,865
Cash - beginning of year	985,928
Cash - end of year	$ 1,688,793
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 31,944

See accompanying notes and auditor's report

SCHWARTZ & COMPANY, LLP

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. The Company is a wholly owned subsidiary of Ashmore Investments (UK) Limited (the "Parent"), which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimate relates to employee bonus accrual and restricted share awards. This estimate may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2013, the Company had an uninsured cash balance of approximately $1,445,478 with one financial institution.

Other Fees Receivable

Other fees receivable represent amounts due from the sale of mutual fund investments. Other fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years.

Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *"Intangibles – Goodwill and Other"*. Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The purchase price exceeded the net assets acquired by $5,817,164. The Company evaluates the carrying value of goodwill annually at the fiscal year. The carrying amount is compared to the fair value, which is estimated based on the present value of estimated future cash flows. As of June 30, 2013, the Company has not recognized impairment on the carrying value of the goodwill.

Revenue Recognition

The Company earns commissions and fees and marketing revenue. Commission and fees are earned from the sale of mutual fund investments. Marketing revenue is earned from providing marketing and investor support services to the affiliates. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Parent's Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation – Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 7).

Note 2: Summary of Significant Accounting Policies (continued)

Income Taxes

The Company adopted the provisions of FASB ASC 740, "*Accounting for Income Taxes*". The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

The provisions of FASB ASC 740, "*Accounting for Income Taxes*", require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has recorded such a valuation allowance. (See Note 8).

Note 3: Property and Equipment

Property and equipment at June 30, 2013, consists of the following:

Computer equipment	$ 75,998
Furniture and fixtures	39,675
Leasehold improvements	39,836
	155,509
Less accumulated depreciation	(70,922)
Property and equipment, net	$ 84,587

Depreciation expense related to property and equipment for the year ended June 30, 2013 was $35,263.

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2013 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective July 1, 2011, the Company entered into a marketing agreement with an affiliate to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") in respect to the various funds and accounts for whom AIML acts as the investment manager or the investment adviser. For the year ended June 30, 2013, the Company has earned $6,019,191 from this agreement, which is included in revenue in the statement of income. This one agreement accounted for 95% of total revenue for the year ended June 30, 2013.

Effective September 2010, the Company entered into a marketing agreement with an affiliate to provide marketing and promotion services to Ashmore Management Company Brazil Limited ("AMCBL") in respect to various funds either domiciled in Brazil or which have as their primary investment objective to invest in Brazil. For the year ended June 30, 2013, the Company has earned $285,399 from this agreement, which is included in revenue in the statement of income.

The Company's office space is leased by an affiliate on behalf of the Company. An affiliate pays rent and any other applicable charges directly to the lease owner and is responsible for any rental liability in accordance with the term of the lease. The Company records rental expense and applies corresponding credit against the revenue receivable from the affiliate per the marketing agreement. For year ended June 30, 2013, the Company recognized $181,219 of rent and related expenses.

Note 6: Employee Benefits

In March 2013, the Company established a 401(k) Plan for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) Plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the 401(k) Plan of 6% of an employees' annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2013, the Company's profit sharing contributions was $127,005.

Employees of the Company are entitled to paid vacation and paid sick days. At June 30, 2013, the Company accrued $57,614 in compensated absences, which are included in accrued expenses on the accompanying statement of income.

Note 7: Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantoms and/or nil cost options to employees. The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares. These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant, with the exception of bonus awards which vest after the shorter of five years from date of grant or on the date of termination of employment.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes unconditionally entitled to the underlying shares. The fair value of the remaining awards is spread over the period from date of grant to the release date.

Note 7: Restricted Share Awards (continued)

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2013:

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2012	525,979	$5.52	
Granted	619,380	$5.34	
Vested	-		
Forfeited	-		
Outstanding – as of June 30, 2013	1,145,359	$5.42	3.50

No shares were fully vested or forfeited during the year ended June 30, 2013.

Compensation cost for restricted share awards charged to operations was $1,662,544 and is included in employee and related expenses in the accompanying statement of income.

As of June 30, 2013, there was $3,646,969 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized over the weighted average period of 3.50 as of June 30, 2013. There was no income tax benefit realized from the share-based payment arrangements for the year ended June 30, 2013. (See Note 8).

Note 8: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the Company's deferred tax assets and liabilities as of June 30, 2013 are as follows:

	Federal	State and Local	Total
Current deferred tax assets (liabilities)			
Net operating losses carry forward	$ 50,280	$ 32,134	$ 82,414
Depreciation	(2,850)	(1,822)	(4,672)
Organizational costs	(5,349)	(3,419)	(8,768)
Vacation accrual	1,609	1,028	2,637
Bonus accrual	(43,690)	(27,921)	(71,611)
Total current deferred tax assets (liabilities)	$ -	$ -	$ -

	Federal	State and Local	Total
Non-current assets (liabilities)			
Net operating losses carry forward	$ 1,144,138	$ 731,188	$ 1,875,326
Organizational costs	(40,157)	(25,663)	(65,820)
Deferred compensation	9,565	6,113	15,678
Less: valuation allowance	(1,113,546)	(711,638)	(1,825,184)
Total non-current deferred tax assets (liabilities)	-	-	-
Total deferred tax assets (liabilities)	$ -	$ -	$ -

Note 8: Income Taxes (continued)

The net change in the valuation allowance at June 30, 2013 is as follows:

	Federal	State and Local	Total
Valuation allowance – July 1, 2012	$ 39,997	$ 25,560	$ 65,557
Increase in valuation allowance	1,073,549	686,078	1,759,627
Valuation allowance – June 30, 2013	$ 1,113,546	$ 711,638	$ 1,825,184

The deferred income tax benefit of the Company is based on its cumulative net operating losses available to offset the future taxable income at current income tax rates.

As a result of the adoption of the provisions of FASB ASC 740, "*Accounting for Income Taxes*" the Company recognized no material adjustments to liabilities or stockholder's equity. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. The adoption of these provisions did not have a material impact on the Company's financial statements.

The Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2010.

Note 9: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of approximately $1,595,000, which was $1,588,000 in excess of its required net capital of $6,279.

Note 11: Prior Period Adjustments

The Company has restated its previously issued financial statements for the period from December 3, 2010 to June 30, 2012 for previously unrecorded additional paid-in capital, receivable from affiliate, revenue, and employee and related expenses in connection with the share based awards. The accompanying financial statements for the year ended June 30, 2012 have been restated to reflect the corrections. Retained earnings at July 1, 2012 were decreased by $132,010 as a result of adjustments for previously unrecorded additional paid-in capital and receivables in the period from December 3, 2010 to June 30, 2012.

The following is a summary of the restatements for the period from December 3, 2010 to June 30, 2012:

Unrecorded share based awards	$(1,529,018)
Unrecorded receivable from affiliates	1,397,008
Subtotal	(132,010)
Income tax effect of restatement	-
Total decrease in net income for the period from December 3, 2010 to June 30, 2012	$ (132,010)

The effect on the Company's previously issued financial statements for the period from December 3, 2010 to June 30, 2012 is summarized as follows:

Balance Sheet as of June 30, 2012

	Previously Reported	Increase (Decrease)	Restated
Receivable from affiliates	$ 4,154,810	$ 1,397,008	$ 5,551,818
Total current assets	5,177,287	1,397,008	6,574,295
Total assets	11,110,390	1,397,008	12,507,398
Stockholder's equity:			
Additional paid in capital	7,145,916	1,529,018	8,674,934
Retained earnings	474,356	(132,010)	342,346
Total liabilities and stockholder's equity	$11,110,390	$ 1,397,008	$12,507,398

SCHWARTZ & COMPANY, LLP

Note 11: Prior Period Adjustments (continued)

Statement of Income for the period from December 3, 2010 to June 30, 2011 and for the year ended June 30, 2012

	Previously Reported and Restated for the period from December 3, 2010 to June 30, 2011	Previously Reported for the year ended June 30, 2012	Increase (Decrease) for the period from December 3, 2010 to June 30, 2011	Increase (Decrease) for the year ended June 30, 2012	Restated
Revenues	$3,121,717	$6,957,037	$393,272	$1,003,736	$11,475,762
Employee and related expenses	3,094,311	4,671,352	616,531	912,487	9,294,681
Total operating expenses	3,517,254	5,896,429	616,531	912,487	10,942,701
Income from operations	(395,537)	1,060,608	(223,259)	91,249	533,061
Net income	$(391,817)	$1,011,833	$(223,259)	$91,249	$488,006

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2013

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2013

Total stockholder's equity	$ 11,379,750
Additions	
Allowable credits – discretionary bonus accrual	1,564,200
Deductions	
Nonallowable assets	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	5,396,795
Property, furniture and equipment	84,587
Other assets	5,867,953
Total nonallowable assets	11,349,335
Net capital	1,594,615
Aggregate indebtedness	
Accrued expenses	94,178
Total aggregate indebtedness	94,178
Computation of basic net capital requirement	
Computed minimum net capital required (6.6667% of aggregate indebtedness)	6,279
Minimum dollar net capital requirement	5,000
Excess net capital ($1,594,615 - $6,279)	$ 1,588,336
Percentage of aggregate indebtedness to net capital	5.91%

There are no material difference between computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: RECONCILIATION OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
JUNE 30, 2013

Revenue per Statement of Income	$ 6,320,006
Less revenue excluded from SIPC Net Operating Revenues Determination	(5,471,992)
SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	848,014
General Assessments at .0025	2,120
Payment Remitted with Form SIPC-6	(535)
Prior Year Overpayments	-
Amount Due with Form SIPC-7	$ 1,585

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Supplementary Report on Internal Control

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

In planning and performing our audit of the financial statements of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2013 and the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
August 26, 2013

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by Ashmore Investment Management (US) Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ashmore Investment Management (US) Corporation's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Ashmore Investment Management (US) Corporation's management is responsible for Ashmore Investment Management (US) Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal noting no differences;

2. Compared the amounts included in the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting that some revenue was not subject to SIPC net operating revenue determination;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing other revenue not related either directly or indirectly to the securities business noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing other revenue not related either directly or indirectly to the securities business noting no differences.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
August 26, 2013